FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 7 DATED DECEMBER 8, 2011

TO THE PROSPECTUS DATED JULY 15, 2011

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 15, 2011, as supplemented by Supplement No. 1 dated July 15, 2011, Supplement No. 2 dated August 5, 2011, Supplement No. 3 dated August 15, 2011, Supplement No. 4 dated October 11, 2011, Supplement No. 5 dated October 25, 2011, and Supplement No. 6 dated November 14, 2011. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering; and

•	the execution of a secured revolving credit facility.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of December 2, 2011, we had accepted aggregate gross offering proceeds of $61.7 million related to the sale of 6.2 million shares of stock, all of which were sold in the primary offering. As of December 2, 2011, approximately 68.8 million shares of our common stock remain available for sale in our primary offering, and 7.5 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Credit Facility

On December 2, 2011, we, through our Operating Partnership, entered into a secured revolving credit facility (the “Credit Facility”) with Bank of America, N.A. (“Bank of America”), as lender. Under the Credit Facility, we may borrow up to $25.0 million (the “Facility Amount”). Draws under the Credit Facility will be secured by those multifamily properties directly owned by our subsidiaries which we have elected to add to the borrowing base. The proceeds of the Credit Facility may be used by us for working capital, property improvements and other general corporate purposes.

The entire unpaid principal balance of all borrowings under the Credit Facility and all accrued and unpaid interest thereon will be due and payable in full on December 2, 2014, which date may be extended to December 2, 2015 subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Credit Facility. We may borrow under the Credit Facility at a rate equal to LIBOR plus 3.0%. In addition, we incurred certain closing costs in connection with the Credit Facility, including a loan fee equal to 0.375% of the Facility Amount, which fee was paid to Bank of America. We will be required to make monthly interest-only payments once we draw upon the Credit Facility. We also may prepay the Credit Facility in whole or in part at any time without premium or penalty.

Our Operating Partnership’s obligations with respect to the Credit Facility are guaranteed by us, pursuant to the terms of a guaranty dated as of December 2, 2011 (the “Guaranty”). The Credit Facility and the Guaranty contain, among others, the following restrictive covenants:

•	We must maintain a minimum tangible net worth equal to at least (i) 200% of the outstanding principal amount of the Credit Facility and (ii) $20 million.

•	We must also maintain unencumbered liquid assets with a market value of not less than the greater of (i) $5 million or (ii) 20% of the outstanding principal amount of the Credit Facility.

•	We may not incur any additional secured or unsecured debt without Bank of America’s prior written consent and approval, which consent and approval is not to be unreasonably withheld.

We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the term of the Credit Facility, depending upon our future operating performance, capital raising success, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance. As of December 8, 2011, we have not drawn any funds from the Credit Facility.